Exhibit 99.3

The Ryland Group and Standard Pacific Corp.

Two Companies Coming Together in Historic Strategic Merger

Right Companies - Right Teams – Right Time

Key Messages / Q&A

The Announcement

With nearly 100 years of combined homebuilding expertise, Standard Pacific Corp. and The Ryland Group announce the merger of these two well-respected companies. This strategic move accelerates both companies’ growth strategies, providing geographic expansion and market diversification with a combined presence in 17 states, with 26 divisions serving 41 major markets, capitalizing on Standard Pacific’s long-standing California foothold, Ryland’s Mid-West and East-Coast strength and the collective depth of the companies in the Sunbelt markets.

Combined, these two industry leaders with proud legacies, form what will be the 4th largest public homebuilder. This will put the new company in a position to take advantage of opportunities and efficiencies and to better navigate the cyclicality of the homebuilding industry through market and product diversification and greater economies of scale while leveraging depth in management. Based on the 12 months ended 3/31/15, the pro forma combined company would have community count of approximately 540, with revenues of $5.1 billion and pretax earnings of $624 million and own or control 74,000 homesites nationwide.

This merger of equals combines each company’s innovative home designs and personalized approach to customer service to build an even more dynamic organization. The combination leverages Ryland’s expertise serving the first time and move up markets with Standard Pacific’s expertise in the move up and luxury markets. Together, the breadth of organizational talent, collective experience, shared customer and quality focus and an array of exceptional product offerings will make the newly formed company a substantial force in the new home sector.

The Transaction

The definition of a “merger of equals” is the combination of two companies of about the same size to form a single company. It means that both CEOs and both Boards of Directors agree that joining together is in the best interest of both companies and that we will truly be better together.

The Timing

There are a number of technical steps to merge two companies. This transaction, just like any other merger, is subject to stockholder approval. Promptly following SEC review and approval of a prospectus and registration statement, both Ryland and Standard Pacific will hold meetings at which time they will ask their respective stockholders to approve the merger. Should the transaction move forward as anticipated, the merger is expected to be complete in early Fall 2015. Until stockholder approval is obtained, both companies will continue to operate separately, just as we do today. Business will continue as usual as we strive to meet our individual business plans and to serve our customers. We will begin planning for our future integration, but will not act as one company until the transaction closes.

The Leadership

A key factor to the success of merging two companies is the designation of its leadership. We have the benefit of retaining both Standard Pacific’s President and CEO Scott Stowell and Ryland’s President and CEO Larry Nicholson to the top leadership positions for the newly merged company. Scott Stowell will become the Executive Chairman of the Board of Directors and Larry Nicholson will become the President and Chief Executive Officer.

Both Scott and Larry have vast homebuilding experience and industry knowledge, they trust and respect each other, and are passionately committed to seeing the business succeed. They share the goal of creating value for our stockholders, providing a great place to work for our employees, and serving our customers with a team of people who know what it takes to provide a great homeowner experience.

The Board will be comprised of ten directors, five from Standard Pacific and five from Ryland, including Scott Stowell (Executive Chairman) and Larry Nicholson (CEO and Director). Bill Jews, who currently holds the position of Chairman of the Board for The Ryland Group, will become the Lead Independent Director. Standard Pacific’s founder and Chairman of the Board Ron Foell will retire at that time, which happens to coincide with the company’s 50th anniversary, a remarkable milestone for Mr. Foell. A final roster of Board members will be announced in conjunction with the closing of the merger.

In other leadership position decisions, Pete Skelly, the current Chief Operating Officer for Ryland, will take the same role with the new company. Standard Pacific Chief Financial Officer Jeff McCall will take the same role with the combined company. Gordon Milne, Ryland’s Chief Financial Officer will work closely on overall integration before his planned retirement.

Headquarters

Currently both companies’ headquarters are located in Southern California – Standard Pacific is in Orange County and Ryland is in Westlake Village. Given the size of the new company, within the next two years we expect to develop a corporate presence on the east coast, while continuing to maintain a corporate presence in California.

The Name

When you create a new company, one that is writing a new chapter in the notable history of two homebuilding leaders, it’s new identity is deserving of a lot of thoughtful consideration. The new company will effectively weave together the nearly 100 year combined legacy and strength of Ryland and Standard Pacific, while representing the company’s position as the fourth largest builder in the United States. This is a significant, new American company being announced – a company devoted to delivering the dream of homeownership from the Atlantic to the Pacific and all points in between. The brand and name of our new entity will be announced prior to the time of the closing. A well orchestrated transition plan will be fully developed to ensure that the tremendous brand equity and awareness that has been built under both the Standard Pacific and Ryland names is pulled forward into our promising future.

Integration Philosophy and Leadership

The process of combining two companies into a single organization involves careful planning and support, while keeping each of our daily businesses running smoothly and on track. Scott Stowell will lead the integration initiative, working closely with Larry Nicholson and designated teams from both companies. As work gets underway, you will receive updates regarding organizational decisions, best practice sharing, system integration, as well as priorities and timing throughout the process.

Geography

The combined company will be divided into four regions, consisting of the following operating divisions:

West Region: California and Arizona

•	West Divisions:

•	San Diego

•	Inland Empire

•	Southern California Coastal

•	Bay Area

•	Sacramento

•	Phoenix

Southwest Region: Texas, Colorado and Nevada

•	Southwest Divisions

•	Dallas

•	Houston

•	Austin

•	San Antonio

•	Denver

•	Las Vegas

Southeast Region: Florida, North Carolina and South Carolina

•	Southeast Divisions

•	Tampa

•	Orlando

•	Jacksonville

•	South Florida

•	Raleigh

•	Charlotte

•	Charleston

North Region: Georgia, Washington DC, Maryland, Virginia, Indiana, Illinois, Minnesota

•	North Divisions

•	Atlanta

•	Washington DC

•	Baltimore

•	Indianapolis

•	Chicago

•	Philadelphia

•	Twin Cities

Questions & Answers

Larry, Scott and your respective management teams are committed to doing our best to communicate honestly and in a timely manner. Consideration regarding how you, our employees, our greatest asset, would react to our companies coming together to form a single company, was discussed many, many times. We believe you will be as excited as we are to create and innovate and be better together. That’s what great companies do. We also know that you’ll likely feel some of the same heartache that we feel that comes with change. Our call to action for ourselves and to you is to continue on with your good work at the same high productivity and high standards we expect of ourselves and of each other, and we promise to stay in close communication throughout this exciting time and well into the future.

While we don’t have all the answers today, below please find our responses to the questions we thought would be on your mind:

Q. How does the merger impact me today?

As of today, there is no change to daily operations. Each company is operating independently today and until the date the transaction closes. You should report to the same person, job site and conduct your work to the same high standards you expect of yourself and your colleagues. The news of the merger is both exciting and can be concerning. Do your best to stay focused on the work at hand. We are committed to providing all employees with timely updates.

Q. How does the merger effect my division? My department? My position?

Many divisions are in markets that are represented by only one division between the two companies: Sacramento, Bay Area, Las Vegas, San Antonio, Houston, Charleston, Atlanta, Washington DC, Baltimore, Indianapolis, Chicago, the Twin Cities, Jacksonville and South Florida. These divisions will see little overall change, except for potential improvements in processes and procedures that are determined to be best practices during the integration of both companies. These markets represent the benefit of geographic diversification for the newly formed company.

Overlapping divisions where Ryland and Standard Pacific operate in the same markets will see the benefit of increased market share: San Diego, Southern California Coastal, Inland Empire, Phoenix, Dallas, Austin, Denver, Raleigh, Charlotte, Tampa and Orlando. Field personnel will remain largely the same, while division office personnel may experience a consolidation of duplicate positions.

Corporate Departments will be consolidated over time. This will likely be a lengthy process given the importance of supporting both companies’ divisions and infrastructure as they do today.

Q. For positions that overlap, how will it be determined who is offered a position and who is not?

Both companies believe in treating our employees with the utmost respect and fairness. The determination of personnel for the company’s future will be carefully considered based on performance and best fit. Also, with a growing company there may be expanded opportunities or alternative positions available for consideration. We are committed to retaining as many employees as possible in the new organization.

Q. What will happen with the two mortgage and title companies?

Through this merger, we will end up with one combined mortgage and title company. The organization structure and location is yet to be determined. Currently, Ryland’s mortgage and title company is located in Phoenix and Standard Pacific’s is located in Irvine. Both companies have representatives in the field. It is critical that both mortgage and title companies stay on course to support our divisions and serve our customers during this time.

Q. What’s the timing for personnel decisions? What should I expect if I am not offered a position?

Personnel decisions will be finalized prior to the date the transaction closes; however, no transaction related employment changes will occur before the merger closes. Severance packages will be provided to employees who are not offered a position with the new company going forward.

Q. Why now? Why haven’t other builders made the smart decision to merge?

We believe there may be more consolidations in the industry over time, but it’s not an easy thing to do. Both Standard Pacific and Ryland have an “early mover” philosophy and believe in leading the way. It’s also challenging to find the right match. The combination of our two companies is truly remarkable. The diversification of geography, product and consumers we serve, as well as our like-minded cultures, great talent and vision for the future, are noteworthy.

Q. What is the process for merging the two company cultures?

The process begins with clear communication in an effort to set a strong foundation of trust and respect for years to come. Part of the reason that the merger makes so much sense is because the two companies share similar cultures and values. Ryland and Standard Pacific are both built on the core value of doing the right thing, which empowers employees to effectively balance the freedom to perform (apply talent, experience and judgment) and responsibility (follow established guidelines and procedures). Additionally, both have a strong will to win in the marketplace, are unafraid of lofty goals, demonstrate strong performance, display a competitive spirit, and value teamwork and collaboration.

Q. What should I tell our trade partners?

Please feel free to share the official press release with our valued trade partners and vendors. It’s important to reassure them that business should be conducted as usual. All of our agreements, contracts and contacts remain in place. They should continue their work uninterrupted. Should a specific question arise, please seek guidance from your manager.

Q. What should I tell our homeowners, buyers in backlog and our new customers and prospects?

Please feel free to share the official press release with our customers. It’s important to reassure them that nothing has changed for them. Their purchase agreement, their warranty, their contacts all remain the same. Should a specific question arise, please seek guidance from your manager.

Q. How will the organization structure of both companies be impacted?

We describe our four regions and name our operating divisions above. We have not yet determined what other structural changes will be made to the organization. We hope to provide answers within the first 90 days after the merger becomes effective, which is anticipated to be in early Fall 2015.

Q. Who is Ryland? Where can I obtain more information about the company?

Ryland Homes has a significant history that stretches back to the late 1960s. In 1967, the James P. Ryan Company was founded by James P. Ryan and his partner, Bob Gaw. In their very first year, the company built 48 homes in Columbia, Maryland. After just three years the company had built more than 700 homes and debuted a brand new, public moniker. Combining “Ryan” with “Maryland”, which honored the homebuilder’s roots, the company became Ryland Homes. Now, more than 45 years later, Ryland has delivered over 315,000 homes in 17 states as part of their tradition of excellence. For more information about the company visit www.ryland.com.

About Ryland President and Chief Executive Officer Larry Nicholson

Larry Nicholson is a 32 year veteran of the homebuilding industry. Born and raised in Cleveland Heights, Ohio, Larry attended Ohio University on a baseball scholarship. Upon graduation in 1979, Larry was drafted by the Pittsburgh Pirates Baseball Organization and spent two years as a player.

Larry entered the homebuilding industry in 1983 with Fairfield Communities in Boca Raton, Florida as a Construction Manager. Larry continued his career in 1988 with Berman Development Corporation, an apartment developer out of Philadelphia and then in 1993 with Transeastern Properties in Coral Springs, Florida. Larry joined Ryland in March of 1996 as the Vice President of Operations for the Southeast Region. He held the position of Division President from 1997 until 2005 in Greenville, SC and Orlando, Florida. In 2005, he was promoted to Region President of the Southeast Region. After two years Larry was promoted to COO and ultimately to CEO in May of 2009.

Larry sits on the executive committee of the Harvard Policy Advisory Board as well as the executive committee of the Leading Builders of America. Larry believes in supporting initiatives that make a difference in the communities where Ryland builds. Examples of these would be Hometown Hero’s, Habitat for Humanity and Toys for Tots where Ryland is a National Corporate sponsor.

Q. Who is Standard Pacific? Where can I obtain more information about the company?

Standard Pacific Homes was founded by partners Ron Foell and Art Svendsen, who began their company with a very simple mantra, “build it right the first time.” In 1965 the Company delivered its first 54 homes in the city of Tustin in Orange County, CA. This original community helped launch the growth of Standard Pacific Homes in Southern California. On July 26, 1977 Standard Pacific Homes made its debut on the New York Stock Exchange, transforming the company from a regional to a national homebuilder. From California, the company’s geographic footprint expanded throughout the Sun Belt with new home communities stretching to the shores of Florida. For more information about the company visit www.standardpacifichomes.com.

About Standard Pacific President and Chief Executive Officer Scott Stowell

Born and raised in Southern California, Scott Stowell is a veteran of the homebuilding industry and has been part of the Standard Pacific Homes team for nearly 30 years.

Scott’s professional roots trace back to college when he took an entry-level construction job to help pay college tuition. Scott later showed his spirit for business by starting a handyman service with a college buddy. These early experiences shaped Scott’s love for homebuilding and he chose to pursue his professional passion. After beginning his career with Fluor Global Engineering and then the renowned Irvine Company, one of the country’s leading master developers, Scott was recruited to Standard Pacific Homes as a Project Manager in 1986. Three short years later, he was named President of Southern California’s Orange County Division and, in 2002, he was promoted to President of the Southern California Region that covers seven key markets.

In 2007, Scott was named Chief Operating Officer and in 2011 he was promoted to President of the company, in recognition of the instrumental role he played in the company’s financial and operational transformation. On January 1, 2012, he ascended to President and Chief Executive Officer of Standard Pacific Homes. During Scott’s time as CEO he’s focused the company toward his belief in the key principles of quality, design and taking care of the customer.

Scott currently serves on the HomeAid Board of Directors, a non profit that builds and renovates multi-unit homes for the homeless. It’s a perfect blend of Scott’s two passions: homebuilding and helping those in need. He is also a Director on the Board for Pacific Life. Scott is a graduate of Brigham Young University and earned a Masters of Business Administration from the University of California Irvine.

CONTACTS

Your contacts include your Manager, Division President and Regional President.

In addition, the following resources are available to you as well:

Bob Cunnion

The Ryland Group

SVP, Human Resources

bcunnion@ryland.com

805-367-3770

Heather Breidenthal

Standard Pacific Homes

SVP, Human Resources

hbreidenthal@stanpac.com

949-789-1631

For Investor Relations Inquiries:

Jeff McCall

Standard Pacific Homes

EVP and CFO

jmccall@stanpac.com

949-789-1655

Gordon Milne

The Ryland Group

EVP and CFO

gmilne@ryland.com

805-367-3720

All Media Inquiries (Ryland and Standard Pacific should direct

ALL media inquiries to our designated one point of contact):

Danielle Tocco

Standard Pacific Homes

National Director of Communications

dtocco@stanpac.com

Direct Line: 949.789.1633

Cell: 714.296.0451

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Ryland and Standard Pacific caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements regarding the anticipated closing date of the transaction, the ability to obtain stockholder approvals and satisfy the other conditions to the closing of the transaction, the successful closing of the transaction and the integration of Ryland and Standard Pacific as well as opportunities for operational improvement including but not limited to cost reduction and capital investment, the strategic opportunity and perceived value to Ryland’s and Standard Pacific’s respective stockholder of the transaction, the transaction’s impact on, among other things, the combined company’s prospective business mix, margins, transitional costs and integration to achieve the synergies and the timing of such costs and synergies and earnings. With respect to these statements, Ryland and Standard Pacific have made assumptions regarding, among other things, whether and when the proposed transaction will be approved; whether and when the proposed transaction will close; the results and impacts of the proposed transaction; competitive conditions in Ryland’s and Standard Pacific’s businesses and possible adverse actions of their respective customers, competitors and suppliers. Further, Ryland’s and Standard Pacific’s businesses are subject to a number of general risks that would affect any such forward-looking statements including, among others, local and general economic and market conditions, including consumer confidence, employment rates, interest rates, the cost and availability of mortgage financing, and stock market, home and land valuations; the impact on economic conditions, terrorist attacks or the outbreak or escalation of armed conflict involving the United States; the cost and availability of suitable undeveloped land, building materials and labor; the cost and availability of construction financing and corporate debt and equity capital; their significant amount of debt and the impact of restrictive covenants in their debt agreements; their ability to repay their debt as it comes due; changes in credit rating or outlook; the demand for and affordability of single-family homes; the supply of housing for sale; cancellations of purchase contracts by homebuyers; the cyclical and competitive nature of Ryland’s and Standard Pacific’s businesses; governmental regulation, including the impact of “slow growth” or similar initiatives; delays in the land entitlement process, development, construction, or the opening of new home communities; adverse weather conditions and natural disasters; environmental matters; risks relating to the Ryland’s and Standard Pacific’s mortgage banking operations; future business decisions and Ryland’s and Standard Pacific’s ability to successfully implement their respective operational and other strategies; litigation and warranty claims. Such risks and other factors that may impact management’s assumptions are more particularly described in Ryland’s and Standard Pacific’s filings with the SEC. The information contained herein speaks as of the date hereof and neither Ryland nor Standard Pacific have or undertake any obligation to update or revise their forward-looking statements, whether as a result of new information, future events or otherwise.

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Standard Pacific plans to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Standard Pacific and Ryland that also constitutes a prospectus of the Surviving Corporation. Ryland and Standard Pacific will make the joint proxy statement/prospectus available to their respective stockholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Ryland and Standard Pacific with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Ryland and Standard Pacific. In addition, security holders will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus from Ryland by going to its investor relations page of its corporate website at http://www.ryland.com and from Standard Pacific on its investor relations pages of its corporate website at http://www.standardpacifichomes.com.

PARTICIPANTS IN THE SOLICITATION

Ryland, Standard Pacific, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Ryland’s and Standard Pacific’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of Ryland and their ownership of Ryland stock is set forth in Ryland’s annual report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 25, 2015 and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 13, 2015. Information regarding Standard Pacific’s directors and executive officers is contained in Standard Pacific’s annual report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 23, 2015, and its proxy statement for its 2015 annual general meeting of stockholders, which was filed with the SEC on April 24, 2015. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Ryland and Standard Pacific may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Ryland and Standard Pacific stockholders will be included in the joint proxy statement/prospectus.